Exhibit 16.1

April 20, 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated April 17, 2009 of Smart Online, Inc. and are in agreement with the statements contained in the first sentence of the first paragraph, and the second and third paragraphs therein. We have no basis to agree or disagree with other statements of the Registrant contained therein.

/s/ Sherb & Co., LLP
Certified Public Accountants